Filed by Furmanite Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Furmanite Corporation
Commission File No.: 001-05083

On November 2, 2015, the following email was sent to all Furmanite employees. The documents referenced in the email are included elsewhere in this filing. The press release referenced in the email has been filed separately with the Securities and Exchange Commission on November 2, 2015.

All:

Good morning.  Attached please find a letter from Joe Milliron and myself concerning the announcement that Furmanite Corporation and Team, Inc. have agreed to merge with an all-stock transaction.  Also attached are copies of the Press Release and answers to what may be commonly asked questions.  We invite each of you, our valued employees, to attend one of our Company-wide telephonic Furmanite Town Hall Sessions occurring today, Monday, November 2nd,  at 2:00pm and 6:00pm (CST) and tomorrow, Tuesday, November 3rd, at 9:00am (CST).  These calls are intended to provide additional information and address any questions.  Each call will be similar in format so please select the call time which best accommodates your work schedule.  For those of you unable to attend, the questions raised on the calls will be answered and posted to the Furmanite Insider in the near future.  We will continue to provide additional information as it becomes available.  Please do not hesitate to reach out to any member of the leadership team with questions (CC’d herein).

To access the call, dial [omitted] and enter [omitted] as the participant access code.  International callers: From Canada, dial [omitted]; from the UK, dial [omitted]; from Norway, dial [omitted]; from France, dial [omitted]; from Belgium, [omitted]; from Netherlands, dial [omitted]; from Australia, dial [omitted]; from Singapore, dial [omitted]. Enter [omitted] as the participant access code.

Sincerely,
Jeff Davis

Additional Information about the Proposed Team/Furmanite Transaction

In connection with the proposed merger, Team intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Team common stock to be issued in the merger, and Team and Furmanite intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEAM, FURMANITE AND THE PROPOSED MERGER. When available, the joint proxy statement/prospectus will be mailed to shareholders of both Team and Furmanite. Investors will also be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Team will be available free of charge by contacting Greg L. Boane, Senior Vice President, Chief Financial Officer & Treasurer, Team, Inc., 13131 Dairy Ashford, Sugar Land, Texas 77478, by telephone at (281) 331-6154 or by going to the Team’s Investor Relations page on its corporate web site at www.teaminc.com. Documents filed with the SEC by Furmanite will be available free of charge from Furmanite by contacting Robert S. Muff, Chief Financial Officer and Chief Administrative Officer, Furmanite Corporation, 10370 Richmond Avenue, Suite 600, Houston, TX 77042, by telephone at (713) 634-7777 or by going to the Furmanite’s Investors page on its corporate web site at www.furmanite.com. The content of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitation

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Team, Furmanite and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Team and Furmanite in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Team and Furmanite security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information about the directors and executive officers of Team is included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on August 21, 2015. Information about the directors and executive officers of Furmanite is included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on June 11, 2015. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

On November 2, 2015, the following customer frequently asked questions ("FAQ") information was distributed to certain Furmanite employees:

Customer FAQ

1.	What was announced?

•
Furmanite Corporation and Team, Inc. announced that the Boards of Directors of both companies have unanimously approved a definitive merger agreement under which Furmanite and Team will combine in an all-stock transaction.

•	The combination will create a company with more than 8,300 employees and 220 locations in 22 countries.

•	The combined company will have enhanced global scale and a strong presence in North America.

2.	Who is Team, Inc.?

•
Team is a leading industrial services company based in Sugar Land, TX that offers an array of specialized services related to the construction, maintenance and monitoring of industrial plant and pipeline assets and associated systems.

•	Similar to Furmanite, Team serves customers in the refining, petrochemical, power, pipeline and other heavy industrial industries.

•	With more than 130 U.S. and international locations, Team has a similar footprint to Furmanite.

3.	How does this transaction benefit customers?

•	We are confident that Furmanite and Team will achieve even more than either of us could achieve on our own as standalone companies.

•	The combination will create a company with 220 locations in 22 countries. The combined company will have enhanced global scale and a strong presence in North America.

•	Together, we will offer customers an enhanced portfolio of services across specialty mechanical services, non-destructive testing (NDT) and inspection, professional services and other specialty areas.

•	By combining we expect to draw from each other’s best practices to create superior solutions to better support you and all of our customers.

•	Importantly, we believe our customers will benefit from the enhanced offerings we will be able to provide as a larger, stronger company.

4.	What does this mean for my existing contract? Will this announcement impact pricing or my contract under negotiation?

•	Prior to closing, which we expect will occur in the first calendar quarter of 2016, Furmanite and Team will remain separate companies.

•	There will be no impact to existing contracts or on negotiations that may be underway as a result of the announced merger.

5.	Will there be any changes in my service schedule or my relationship with Furmanite? Will my day-to-day contact change?

•	Until the transaction has closed, Furmanite and Team will continue to operate as separate companies and it will be business as usual.

•	Your contacts at Furmanite will remain the same and you should continue to hold us to the same high level of service you have come to expect.

•	As we work through this process, we will do our best to keep you informed of key updates.

6.	What does this mean if I have contracts with both Furmanite and Team?

•	Until the transaction has closed, Furmanite and Team will continue to operate as separate companies and it will be business as usual.

•	As always, we will communicate any important updates as information becomes available.

7.	Will this announcement impact bidding procedures?

•	There are no changes to bidding procedures as a direct result of this announcement.

•	Until the transaction has closed, Team and Furmanite will continue to operate as separate companies and it will be business as usual.

•	Furmanite and Team cannot collaborate until the transaction is closed.

•	As we work through this process, which is expected to close the first calendar quarter of 2016, we will do our best to keep you informed of key updates.

8.	When do you expect the transaction to close?

•	The companies expect to complete the combination in the first calendar quarter of 2016, subject to stockholder approvals and customary regulatory approvals, and other customary closing conditions.

•	Until that time, Team and Furmanite will continue to operate as two separate companies.

9.	Where can I find additional information? Who can I contact if I have any more questions?

•	We will continue to update you with additional information as we move forward.

•	If you have any further questions, please don’t hesitate to contact your regular Furmanite contact.

Additional Information about the Proposed Team/Furmanite Transaction

In connection with the proposed merger, Team intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Team common stock to be issued in the merger, and Team and Furmanite intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEAM, FURMANITE AND THE PROPOSED MERGER. When available, the joint proxy statement/prospectus will be mailed to shareholders of both Team and Furmanite. Investors will also be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Team will be available free of charge by contacting Greg L. Boane, Senior Vice President, Chief Financial Officer & Treasurer, Team, Inc., 13131 Dairy Ashford, Sugar Land, Texas 77478, by telephone at (281) 331-6154 or by going to the Team’s Investor Relations page on its corporate web site at www.teaminc.com. Documents filed with the SEC by Furmanite will be available free of charge from Furmanite by contacting Robert S. Muff, Chief Financial Officer and Chief Administrative Officer, Furmanite Corporation, 10370 Richmond Avenue, Suite 600, Houston, TX 77042, by telephone at (713) 634-7777 or by going to the Furmanite’s Investors page on its corporate web site at www.furmanite.com. The content of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitation

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Team, Furmanite and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Team and Furmanite in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Team and Furmanite security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information about the directors and executive officers of Team is included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on August 21, 2015. Information about the directors and executive officers of Furmanite is included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on June 11, 2015. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

On November 2, 2015, the following customer letter template was distributed to certain Furmanite employees:

10370 Richmond Avenue, Suite 600
Houston, Texas 77042
(713) 634-7777

November 2, 2015

Dear [Valued Customer/INSERT CUSTOMARY GREETING]:

We want to share with you some important news about the future of Furmanite. On Monday, November 2, 2015, we announced an agreement to merge with Team, Inc., creating a premier global industrial services company. Attached is the press release with additional information.

As you may know, Team is a leading provider of non-destructive testing and inspection and specialty mechanical services that are utilized extensively in the refining, petrochemical, power, pipeline and other heavy industries. Furmanite and Team have a lot in common: we put the safety of our employees, our customers and their communities first in everything we do, we serve a common customer base, we share a passion for providing world-class inspection, maintenance, repair and compliance services and we have a strong commitment towards quality and exceeding our customers’ expectations.

We couldn’t be more excited about this transaction, and we are eager for you to experience the many benefits firsthand. Together, we will have more than 8,300 employees and 220 locations in 22 countries. The combination will not only exponentially expand our current NDT capabilities, it will also more than double the size of our mechanical services capabilities and establish a deeper, broader talent and resource pool that better supports customers across standard and specialty mechanical services. In addition, the capability and capacity of the combined entity will offer an enhanced single point of accountability and flexibility in addressing some of the most critical needs of our clients; whether as individual services or as part of an integrated specialty industrial services solution. By combining our companies, we expect to draw from each other’s best practices to create superior solutions to better support you and all of our customers.

In connection with our announcement today, Joe Milliron announced that he will be retiring as President and CEO of Furmanite. Joe will continue as a member of the Board. I will continue as Interim Chairman and will assume additional responsibilities as Interim CEO. This leadership transition will have no impact on our customers.

We expect to complete the transaction in the first calendar quarter of 2016, pending stockholder and customary regulatory approvals, and other customary closing conditions. Until that time, Furmanite and Team will remain separate companies and there will be no changes to our contracts, bidding procedures, service schedules or other policies. Your contacts at Furmanite will remain the same and you should continue to hold us to the same high level of service you have come to expect.

In the meantime, if you have any questions, please do not hesitate to reach out to your Furmanite representative or management. As always, thank you for your continued support and partnership.

Sincerely,

Jeffery G. Davis
Interim Chairman & CEO
Furmanite Corporation

Additional Information about the Proposed Team/Furmanite Transaction

In connection with the proposed merger, Team intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Team common stock to be issued in the merger, and Team and Furmanite intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEAM, FURMANITE AND THE PROPOSED MERGER. When available, the joint proxy statement/prospectus will be mailed to shareholders of both Team and Furmanite. Investors will also be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Team will be available free of charge by contacting Greg L. Boane, Senior Vice President, Chief Financial Officer & Treasurer, Team, Inc., 13131 Dairy Ashford, Sugar Land, Texas 77478, by telephone at (281) 331-6154 or by going to the Team’s Investor Relations page on its corporate web site at www.teaminc.com. Documents filed with the SEC by Furmanite will be available free of charge from Furmanite by contacting Robert S. Muff, Chief Financial Officer and Chief Administrative Officer, Furmanite Corporation, 10370 Richmond Avenue, Suite 600, Houston, TX 77042, by telephone at (713) 634-7777 or by going to the Furmanite’s Investors page on its corporate web site at www.furmanite.com. The content of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitation

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Team, Furmanite and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Team and Furmanite in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Team and Furmanite security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information about the directors and executive officers of Team is included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on August 21, 2015. Information about the directors and executive officers of Furmanite is included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on June 11, 2015. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

On November 2, 2015, the following customer talking points were distributed to certain Furmanite employees:

10370 Richmond Avenue, Suite 600
Houston, Texas 77042
(713) 634-7777
Customer Talking Points

•	On November 2, 2015, we announced an agreement to merge with Team, Inc., creating a premier global industrial services company.

•	We couldn’t be more excited about this transaction, and we are eager for you to experience the many benefits firsthand.

•
As you may know, Team is also a leading provider of specialty industrial services including non-destructive testing and inspection as well as specialty mechanical services that are utilized extensively in the refining, petrochemical, power, pipeline and other heavy industries.

•	Furmanite and Team have a lot in common:

◦	We put the safety of our employees, our customers and their communities in everything we do;

◦	We serve a common customer base and work in many of the same industries;

◦	We provide many of the same services but not always with the same strength or in the same locations which is why the merger will greatly benefit our customers and drive continued growth;

◦	We share a passion for providing world-class inspection, maintenance, repair and compliance services; and

◦	We have a strong commitment towards quality and exceeding our customers’ expectations.

•	The combined company will have more than 8,300 employees and 220 locations in 22 countries.

•
The combination will approximately double the size of Furmanite’s capabilities and establish a deeper, broader talent and resource pool that better supports customers across standard and specialty mechanical services.

•
The capability and capacity of the combined entity will offer an enhanced single point of accountability and flexibility in addressing some of the most critical needs of our clients; whether as individual services or as part of an integrated specialty industrial services solution.

•	By combining we expect to draw from each other’s best practices to create superior solutions to better support you and all of our customers.

•	We believe our customers will benefit from the enhanced offerings we will be able to provide as a larger, stronger company.

•	I also want to let you know that the leadership transition we announced in connection with the transaction will have no impact on our customers, suppliers or business partners.

•	As for next steps, we expect to complete the transaction in the first calendar quarter of 2016, pending stockholder approvals, customary regulatory approvals and other customary closing conditions.

•	Until the transaction is complete, Furmanite and Team will remain separate companies.

•	For now, it is business as usual. Your contacts at Furmanite will remain the same and you should continue to hold us to the same high level of service you have come to expect.

•	We will communicate updates as they are available. In the meantime, if you have any questions, please do not hesitate to reach out to your Furmanite representative.

•	As always, thank you for your continued support and patronage.

On November 2, 2015, the following employee FAQ information was distributed to all Furmanite employees:

10370 Richmond Avenue, Suite 600
Houston, Texas 77042
(713) 634-7777
FRM Employee FAQ

1.	What was announced today?

•
Furmanite Corporation and Team, Inc. announced that the Boards of Directors of both companies have unanimously approved a definitive merger agreement under which Team will acquire all of the outstanding shares of Furmanite in an all stock transaction valued at approximately $335 million, including the assumption of debt, which is intended to be tax-free to Furmanite stockholders for U.S. federal income tax purposes.

•	The transaction marks our Board’s completion of its comprehensive review of strategic alternatives represents what the Board believes is the most positive outcome for Furmanite.

2.	Who is Team, Inc.?

•
Team is a leading industrial services company based in Sugar Land, TX that offers an array of specialized services related to the construction, maintenance, and monitoring of plant and pipeline assets and associated systems.

•	Like Furmanite, Team serves customers in the refining, petrochemical, power, pipeline, and other heavy industrial industries.

•	With more than 130 U.S. and international locations, Team has a similar, but complementary, footprint to Furmanite.

3.	Why is Furmanite combining with Team?

•	We are confident that Furmanite and Team will achieve more than either of us could achieve on our own as standalone companies.

•
Together with Team, we will more than double the size of our capabilities, which we believe will create more opportunities with this combination for both Team and Furmanite employees as part of a larger, stronger company.

4.	What will the combined company look like?

•	The combination will create a company with more than 8,300 employees and 220 locations in 22 countries and pro forma annual revenue of $1.4 billion.

•	Together, the combined company will have enhanced global scale with a strong presence in North America.

5.	What does this mean for me? Will my reporting structure change? My day-to day responsibilities?

•	We expect to complete the merger in the first calendar quarter of 2016.

•	Until that time, Furmanite and Team remain separate companies and it remains business as usual for all of us.

•	You should see no effect on your day-to-day job responsibilities and our focus, as always, must remain on serving our customers and performing your duties to the best of your ability.

•	Once the transaction is complete, we believe there will be more opportunities through this combination for both Furmanite and Team employees as part of a larger, stronger company.

6.	Will there be layoffs? Will any of Furmanite’s locations be closing as a result?

•	We believe there will be more opportunities with this combination for both Team and Furmanite employees as part of a larger, stronger company.

•
This will create the deepest and broadest talent pool in the industry in terms of technical knowledge, experience and capability in all major mechanical service disciplines - and at the same time, resource this exceptional team with an expanded array of equipment resources for standard to specialty mechanical services.

•	As always, we will continue to treat all employees, from Team and Furmanite, with respect and dignity.

7.	Will our leadership change?

•
In connection with the announcement, our President and Chief Executive Officer, Joe Milliron, has announced that he will retire from his role. He will continue as a member of the Furmanite Board of Directors.

•	Jeff Davis will continue as Interim Chairman and will assume additional responsibilities as Interim CEO.

•	Upon closing of the transaction, Ted Owen, Team’s President and Chief Executive Officer, will continue in his role for the combined company.

•	Jeff Ott, Team’s President of Quest Integrity Group, will assume the leadership of the new Team-Furmanite Mechanical Services business unit.

•
Pete Wallace, Team’s MS Business Unit President and Chad Murray, Furmanite’s Executive Vice President, will have significant roles in the new organization and work closely with Jeff in creating the new organizational structure of the combined mechanical services business.

•	Team will expand its Board of Directors to include Mr. Davis at closing.

8.	Why is Mr. Milliron retiring?

•
With the conclusion of the Board’s process and the transaction with Team announced, Mr. Milliron has determined to retire at this time. Mr. Milliron is expected to continue as a member of the Board and will continue to oversee the transaction process from the Board-level.

9.	When will the combination be completed?

•	The companies expect to complete the combination in the first calendar quarter of 2016, subject to stockholder and regulatory approvals, and other customary conditions.

•	Until that time, Team and Furmanite will continue to operate as separate companies.

10.	What should employees expect over the coming months? What are plans to integrate the two companies?

•	This announcement has no impact on our day-to-day operations.

•	It will remain business as usual and Furmanite and Team will remain separate companies until the transaction closes.

•	We may ask some of our employees to participate in the integration planning process and will contact employees individually if their support is needed.

11.	What does this mean for our customers?

•	The combined company will have an enhanced presence around the world.

•	The combination will more than double our capabilities and establish a deeper, broader talent and resource pool that better supports customers across standard and specialty mechanical services.

•
In addition, the capability and capacity of the combined entity will offer an enhanced single-point of accountability and flexibility in addressing some of the most critical needs of our clients; whether as individual services or as part of an integrated specialty industrial services solution.

12.	What should I say if I’m contacted by people outside the Company?

•	You should continue to speak with your manager or supervisor if you have any further questions.

13.	Where can I find additional information? Who can I contact if I have any more questions?

•
Keep in mind we have just announced this transaction and there is a lot we don’t yet know. You can also submit questions directly to [omitted]; our Frequently Asked Questions email address. We will use questions posted there to respond both individually, to the best of our ability, and company-wide.

•	We will provide additional information as it becomes available.

14.	How can I learn more about Team?

•	Team’s website, www.Teaminc.com, is a great place to learn more about the company and its mission, management team, latest news and more.

On November 2, 2015, the following letter was distributed to all Furmanite employees. The FAQs referenced in the letter are included elsewhere in this filing. The press release referenced in the letter has been filed separately with the Securities and Exchange Commission on November 2, 2015.

10370 Richmond Avenue, Suite 600
Houston, Texas 77042
(713) 634-7777
November 2, 2015

Fellow Employees,

We are writing to share some exciting news with you. This morning we announced that Furmanite Corporation and Team, Inc. have agreed to merge with an all-stock transaction. The merger, which is subject to approval by both companies’ stockholders, customary regulatory approvals and other customary closing conditions, is expected to close in the first calendar quarter of 2016. Attached is the press release we issued this morning.

As many of you know, Team is a leading industrial services company based in Sugar Land, Texas, a suburb of Houston, that offers an array of specialized services related to the construction, maintenance, and monitoring of industrial plant and pipeline assets and associated systems.

Furmanite and Team have been competitors for some time, and following the comprehensive review of alternatives conducted by our Board of Directors, we believe now is the right time to bring our two companies together. Furmanite and Team have a lot in common: we put the safety of our employees, our customers and their communities first in everything we do, we serve a common customer base, we share a passion for providing world-class inspection, maintenance, repair and compliance services and we have a strong commitment towards quality and exceeding our customers’ expectations. The combination will create a premier global industrial services company with more than 8,300 employees and 220 locations in 22 countries and pro forma annual revenue of $1.4 billion.

We are confident that Furmanite and Team will achieve even more than either of us could achieve on our own as standalone companies. Importantly, Team recognizes that employees are the key to our success, and we anticipate the scale created by this combination will create new and exciting opportunities for employees around the world. The combined company will have enhanced global scale and a strong presence in North America.

Team’s vision is to create a new mechanical services business unit that incorporates best practices from both organizations. Jeff Ott, President of Team’s Quest Integrity Group, will assume the leadership of the new Team-Furmanite Mechanical Services (MS) business unit. Pete Wallace, Team’s MS Business Unit President and Chad Murray, Furmanite’s Executive Vice President, will have significant roles in the new organization and work closely with Jeff in creating the new organizational structure of the combined mechanical services business.

Also in connection with the announcement, Joe Milliron is retiring as President and CEO of Furmanite. He will continue as a member of the Board of Directors until the transaction is completed. Jeff Davis will continue as Interim Chairman and will assume additional responsibilities as Interim CEO.

Until the transaction closes, Furmanite and Team remain separate companies and it remains business as usual for all of us. You should see no impact on your day-to-day job responsibilities and your focus, as always, must remain on safely serving our customers and performing your duties to the best of your ability to ensure we maintain the level of quality service delivery our customers are accustomed to receiving.

You will have questions about today’s announcement. In addition to the press release we issued today, we have attached some FAQs to provide you with more information and we will continue to communicate more information as we move towards the close date. We will also be hosting Town Hall meetings and four conference calls today to further discuss this transaction.

Today’s announcement may generate interest from the media and other third parties. If you receive any outside inquiries, please do not discuss any information with them, but instead refer them to Will Fry at 713-634-7777.

You, our team members, continue to be the most critical part of Furmanite’s success; we want to thank all of you for your contributions and your continued commitment as we look forward to our combination with Team that will create an even stronger company.

Sincerely,

/s/ Jeff Davis	/s/ Joe Milliron
Jeff Davis	Joe Milliron

On November 2, 2015, the following employee talking points were distributed to certain Furmanite employees:

10370 Richmond Avenue, Suite 600
Houston, Texas 77042
(713) 634-7777

Employee Town Hall Talking Points

What We Announced

•	Thank you for taking the time to join us here today.

•	This morning we made an exciting announcement about the future of Furmanite.

•
Furmanite and Team, Inc. have announced that the Boards of Directors of both companies have unanimously approved a definitive merger agreement under which our companies will combine in an all-stock transaction.

•
As many of you know, Team is a leading industrial services company based in Sugar Land, TX that offers an array of specialized services related to the construction, maintenance, and monitoring of industrial plant and pipeline assets and associated systems.

•
Throughout this process, we got to know Ted Owen, CEO of Team, and met many members of the Company. We are impressed with their capabilities and have great respect for the business they are building. We are confident this transaction will enable us to continue to prosper, but as a larger, stronger company with Team.

•
Team serves a host of customers familiar to Furmanite, in the refining, petrochemical, power, pipeline and other heavy industrial industries, with a focus on safety and quality and a level of service that goes above and beyond, just like us.

Benefits of the Transaction

•	The combination will create a company with more than 8,300 employees and 220 locations in 22 countries and pro forma annual revenue of $1.4 billion.

•	We are confident that Furmanite and Team will achieve even more than either of us could achieve on our own as standalone companies.

•	With Team, we will more than double our capabilities with an enhanced portfolio of services to better support customers across specialty mechanical services.

•
Importantly, Team recognizes that our employees are the key to our success, and we anticipate the scale created by this combination will create new and exciting opportunities for employees around the world.

What This Means for You

•	We understand that you may have questions about this announcement and how it may impact you. As we proceed we’ll make every effort to answer your questions.

•	To that end, we have distributed an initial list of FAQs that we hope will address some of your immediate questions.

•	While we won’t have all the answers on day one, we are committed to keeping you informed throughout the process.

•	What we can tell you is that, most importantly, we believe there will be more opportunities for employees as part of a larger, stronger company.

•	Until the transaction is completed, which we expect will occur during the first calendar quarter of 2016, Furmanite and Team will operate as separate companies.

•	That means it is business as usual for all of us and we must remain focused on our business objectives and day-to-day responsibilities.

•	Upon closing of the transaction, Ted Owen will serve as CEO of the combined company.

•	Also in connection with the announcement, Joe Milliron is retiring as President and CEO of Furmanite. He will continue as a member of the Board of Directors until the transaction is completed

•	Jeff Davis will continue as Interim Chairman and will assume additional responsibilities as Interim CEO.

•	With both companies headquartered in the Houston area we will continue to maintain our corporate presence in Texas and support the combined company’s offices around the world.

Next Steps

•
We will continue to keep you updated on important developments. If you have any questions, please do not hesitate to reach out to your immediate supervisor or you can submit questions directly to [omitted]; our Frequently Asked Questions email address. We will use questions posted there to respond both individually, to the best of our ability, and company-wide.

•	Together with Team, we’re establishing an integration team that will develop a detailed and thoughtful plan to make the post-closing integration as efficient as possible.

•	Today’s announcement may generate interest from the media and other third parties. If you receive any outside inquiries, please refer them to Will Fry at 713-634-7777 or wfry@furmanite.com.

•
You, our team members, continue to be the most critical part of Furmanite’s success; we want to thank all of you for your contributions and your continued commitment as we look forward to our combination with Team.

•	With that, we’d be happy to take any questions you may have.

Additional Information about the Proposed Team/Furmanite Transaction

In connection with the proposed merger, Team intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Team common stock to be issued in the merger, and Team and Furmanite intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE

JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEAM, FURMANITE AND THE PROPOSED MERGER. When available, the joint proxy statement/prospectus will be mailed to shareholders of both Team and Furmanite. Investors will also be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Team will be available free of charge by contacting Greg L. Boane, Senior Vice President, Chief Financial Officer & Treasurer, Team, Inc., 13131 Dairy Ashford, Sugar Land, Texas 77478, by telephone at (281) 331-6154 or by going to the Team’s Investor Relations page on its corporate web site at www.teaminc.com. Documents filed with the SEC by Furmanite will be available free of charge from Furmanite by contacting Robert S. Muff, Chief Financial Officer and Chief Administrative Officer, Furmanite Corporation, 10370 Richmond Avenue, Suite 600, Houston, TX 77042, by telephone at (713) 634-7777 or by going to the Furmanite’s Investors page on its corporate web site at www.furmanite.com. The content of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitation

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Team, Furmanite and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Team and Furmanite in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Team and Furmanite security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information about the directors and executive officers of Team is included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on August 21, 2015. Information about the directors and executive officers of Furmanite is included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on June 11, 2015. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

On November 2, 2015, the following memorandum was sent to certain Furmanite employees. The documents referenced in the memorandum are included elsewhere in this filing. The press release referenced in the memorandum has been filed separately with the Securities and Exchange Commission on November 2, 2015.

10370 Richmond Avenue, Suite 600
Houston, Texas 77042
(713) 634-7777

To:        Furmanite Senior Leadership Team

From:        Jeff Davis and Joe Milliron

Date:        November 2, 2015

Subject:    Communications Toolkit

Today’s announcement marks a historic milestone for Furmanite and an exciting step for our company. As senior leaders at Furmanite, you will play an important role in communicating with our employees at all levels about this combination with Team, Inc. and what it means for our company going forward.

To ensure all stakeholders have consistent information, we ask that you become familiar with the following attached communications materials:

•	A copy of the press release that will be issued this morning;

•	A letter and FAQ document being emailed to all employees;

•	A customer letter, FAQ and talking points; and

•	Talking points for use with suppliers if they reach out to you with questions.

It is vital that we set the right tone from the outset - how you discuss this transaction will affect how our teams respond. It is important to reiterate that it remains business as usual for us and we will continue to operate as separate companies until the transaction is complete. As you familiarize yourself with the communications materials, please keep in mind:

•
During this period, it is important that we speak with one voice. Except for certain company executives, no one is authorized to speak publicly or communicate externally about this transaction on the Company’s behalf. Consistent with our existing policy, please be sure that you and your teams refer all inquiries from media or other constituents to Will Fry at (713) 634-7777 or wfry@furmanite.com.

•
The below and attached documents and messages have been approved by legal counsel and may be filed with the SEC. Therefore, it is important that you do not add to or alter these materials or any other communications you may receive in the future regarding the combination with Team.

•
Be sensitive to team members’ needs and listen to their concerns. You are a leader at Furmanite and your teams will look to you for guidance. It is important that we remain disciplined, so please do not stray from the approved messaging in the attached documents by offering personal opinions about the transaction.

•	The completion of the transaction is subject to the receipt of customary regulatory approvals and customary closing conditions. You should not comment on or speculate about this process.

•
Please also encourage your employees to attend one of our Company-wide telephonic Furmanite Town Hall Sessions occurring today, Monday, November 2nd, at 2:00pm and 6:00pm (CST) and tomorrow, Tuesday, November 3rd, at 9:00am (CST).

•	To access each call, dial [omitted] and enter [omitted] as the participant access code.

•
International callers: From Canada, dial [omitted]; from the UK, dial [omitted]; from Norway, dial [omitted]; from France, dial [omitted]; from Belgium, dial [omitted]; from Netherlands, dial [omitted]; from Australia, dial [omitted]; from Singapore, dial [omitted]. Enter [omitted] as the participant access code.

•
Above all, please encourage employees to remain focused on their day-to-day responsibilities. Eliminate any distractions to the best of your ability so that safety and quality service are their only concerns.

Key Messages / Talking Points

Below are some key messages to assist you in communicating with employees regarding this transaction. As mentioned above, please do not embellish or stray from topics which are not covered here:

Overview

•	We are excited to announce that Furmanite Corporation and Team, Inc. have agreed to combine in an all-stock transaction.

•
Importantly, Team recognizes that our employees are the key to our success, and we anticipate the scale created by this combination will create new and exciting opportunities for employees around the world.

•	Working together, the combined company will have enhanced global scale.

•	Furmanite and Team have a lot in common:

◦	We put the safety of our employees, our customers and their communities above all else;

◦	We serve a common customer base and work in many of the same industries;

◦	We provide many of the same services but not always with the same strength or in the same locations which is why the merger will greatly benefit our customers and drive continued growth;

◦	We share a passion for providing world-class inspection, maintenance, repair and compliance services; and

◦	We have a strong commitment towards quality and exceeding our customers’ expectations.

Timing & Considerations

•	Until the transaction is completed, which we expect will occur during the first calendar quarter of 2016, Furmanite and Team will operate as separate companies.

•	What that means is that it’s business as usual for all of us and we must remain focused on our business objectives and day-to-day responsibilities.

•
Until the transaction is closed you should not be reaching out to Team employees to discuss the transaction, any current or upcoming projects or bids, or any pricing. Until the transaction is closed we are still competitors and it would not be proper to share confidential information - act as you would have prior to this announcement.

•	In connection with the announcement, Joe Milliron will be retiring as President and CEO of Furmanite. Joe will continue as a member of the Board of Directors.

•	Jeff Davis will continue as Interim Chairman and will assume additional responsibilities as Interim CEO.

•	Upon closing of the transaction, Ted Owen will serve as CEO of the combined company and Team will expand its Board of Directors to include Jeff Davis.

•	With both companies headquartered in the Houston area, we will continue to maintain our corporate presence in Texas and support the combined company’s offices around the world.

•
Finally, today’s announcement may generate interest from the media and other third parties. If you receive any inquiries from media or other constituents please forward them to Will Fry at (713) 634-7742 or wfry@furmanite.com

•	We are committed to providing updates regarding any important developments as we move through the process.

•	You continue to be the most critical part of our success, and we are counting on your continued dedication to safe and quality service for all of our customers.

•	On behalf of our management team, we want you to know how much we value your hard work and want to thank you for helping make Furmanite the great company it is today.

PLEASE NOTE: It’s always okay to acknowledge that we don’t yet have all of the answers: You will likely receive many questions that you will not be able to answer directly. Please use this answer in those situations:

That’s a great question and we understand why knowing the answer is important to you.

At this point, we’re very early in the process; there’s a lot of work ahead before we can answer your question fully. Our commitment to you is that we will answer all of your questions as quickly and completely as possible, and will keep you informed of important developments.

Closing Thoughts

As a leader at Furmanite, we want to thank all of you for your contributions and your continued commitment as we look forward to our combination with Team. We will be communicating with you moving forward to provide updates on our progress and ensure that you have the support you need throughout this process. In the meantime, please let us know if you have any questions or comments that need our attention. Thank you for your help and support as we move forward with this exciting opportunity.

Additional Information about the Proposed Team/Furmanite Transaction

In connection with the proposed merger, Team intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Team common stock to be issued in the merger, and Team and Furmanite intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEAM, FURMANITE AND THE PROPOSED MERGER. When available, the joint proxy statement/prospectus will be mailed to shareholders of both Team and Furmanite. Investors will also be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Team will be available free of charge by contacting Greg L. Boane,

Senior Vice President, Chief Financial Officer & Treasurer, Team, Inc., 13131 Dairy Ashford, Sugar Land, Texas 77478, by telephone at (281) 331-6154 or by going to the Team’s Investor Relations page on its corporate web site at www.teaminc.com. Documents filed with the SEC by Furmanite will be available free of charge from Furmanite by contacting Robert S. Muff, Chief Financial Officer and Chief Administrative Officer, Furmanite Corporation, 10370 Richmond Avenue, Suite 600, Houston, TX 77042, by telephone at (713) 634-7777 or by going to the Furmanite’s Investors page on its corporate web site at www.furmanite.com. The content of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitation

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Team, Furmanite and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Team and Furmanite in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Team and Furmanite security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information about the directors and executive officers of Team is included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on August 21, 2015. Information about the directors and executive officers of Furmanite is included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on June 11, 2015. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

On November 2, 2015, the following supplier talking points were sent to certain Furmanite employees:

10370 Richmond Avenue, Suite 600
Houston, Texas 77042
(713) 634-7777
Supplier Talking Points

Top Messages

•	We just announced that Furmanite Corporation and Team, Inc. will merge, creating a premier global industrial services company.

•	You are a valued partner to Furmanite and we appreciate your interest in our company’s news.

•	We believe business partners and customers will benefit from the enhanced offerings we will be able to provide as a larger, stronger company.

•	The leadership transition we announced in conjunction with the transaction will have no impact on our suppliers, customers or business partners.

•	Until the transaction is completed, Furmanite and Team will remain separate companies.

•	For now, it is business as usual and your contacts at Furmanite will remain the same.

•	We appreciate your partnership and look forward to our continued relationship.

•	We will keep you informed of any important information. In the meantime, if you have any questions, please do not hesitate to reach out.

What We Announced

•
Very similar to Furmanite, Team is a leading provider of specialty industrial services including non-destructive testing and inspection as well as specialty mechanical services that are utilized extensively in the refining, petrochemical, power, pipeline and other heavy industries.

•	Furmanite and Team have a lot in common:

◦	We are focused on the safety of our employees, our customers and their communities;

◦	We serve a common customer base;

◦	We share a passion for providing world-class inspection, maintenance, repair and compliance services; and

◦	We have a strong commitment towards quality and exceeding our customers’ expectations.

•	The combination will more than double the size of Furmanite’s capabilities.

•	The combined company will have more than 8,300 employees and 220 locations in 22 countries.

•	By combining we expect to draw from each other’s best practices to create superior options to better support our customers.

•	As for next steps, we expect the transaction to close in the first calendar quarter of 2016, pending stockholder approval and customary regulatory approvals, and other customary conditions.

Additional Information about the Proposed Team/Furmanite Transaction

In connection with the proposed merger, Team intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Team common stock to be issued in the merger, and Team and Furmanite intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEAM, FURMANITE AND THE PROPOSED MERGER. When available, the joint proxy statement/prospectus will be mailed to shareholders of both Team and Furmanite. Investors will also be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Team will be available free of charge by contacting Greg L. Boane, Senior Vice President, Chief Financial Officer & Treasurer, Team, Inc., 13131 Dairy Ashford, Sugar Land, Texas 77478, by telephone at (281) 331-6154 or by going to the Team’s Investor Relations page on its corporate web site at www.teaminc.com. Documents filed with the SEC by Furmanite will be available free of charge from Furmanite by contacting Robert S. Muff, Chief Financial Officer and Chief Administrative Officer, Furmanite Corporation, 10370 Richmond Avenue, Suite 600, Houston, TX 77042, by telephone at (713) 634-7777 or by going to the Furmanite’s Investors page on its corporate web site at www.furmanite.com. The content of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitation

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Team, Furmanite and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Team and Furmanite in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Team and Furmanite security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information about the directors and executive officers of Team is included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on August 21, 2015. Information about the directors and executive officers of Furmanite is included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on June 11, 2015. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.